July 3, 2019

Robert V. Deere
Chief Financial Officer, Genesis Energy, LLC
Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, Texas 77002

       Re: Genesis Energy, L.P.
           Registration Statement on Form S-3
           Filed June 28, 2019
           File No. 333-232439

Dear Mr. Deere:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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